UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Catalyst Paper Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

14889B102

(CUSIP Number)

Mudrick Capital Management, L.P.

527 Madison Avenue, 6th Floor

New York, NY 10022

Copies to:

Leor Landa, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, NY 10017

Telephone: (212) 450-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 26, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAME OF REPORTING PERSON Mudrick Capital Management, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IA

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

1.	NAME OF REPORTING PERSON Jason Mudrick
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,860,473
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,860,473
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,860,473
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Percentage calculated based on 14,527,571 total outstanding shares of the common stock of the Issuer.

This Amendment No. 6 amends the Schedule 13D originally filed on February 2, 2016, as amended (this “Schedule 13D”), and is filed by Mudrick Capital Management, L.P., for and behalf of itself and Jason Mudrick (together, the “Reporting Persons”) with respect to the shares of the common stock (the “Common Shares”) of Catalyst Paper Corporation, a Canada corporation (the “Company”), with principal executive offices at 3600 Lysander Lane, 2nd Floor, Richmond, British Colombia, Canada V7B 1C3.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following at the end thereof:

Pursuant to that certain Support Agreement, the Parties are entitled to terminate the Support Agreement upon the failure of the CPC Arrangement Agreement (as defined in the Support Agreement) to be in full force and effect on or before October 25, 2016.  The CPC Arrangement Agreement is one of the principal definitive agreements contemplated to be entered into in order to memorialize the proposed acquisition of the Issuer by KGI and the exchange of certain indebtedness of the Issuer, all as more fully provided for in the Support Agreement.  As of October 25, 2016, the CPC Arrangement Agreement was not in full force and effect.  As a result, the Parties were permitted as of such date to terminate the Support Agreement by delivering a written notice to such effect to KGI, and KGI likewise was entitled to terminate the Support Agreement by delivering a notice to such effect to the Parties.  As of the date hereof, the Parties have not yet taken any such action to terminate the Support Agreement, although they reserve the right to do so in the future.  As of the date hereof, KGI has not delivered to the Parties a notice effecting a termination of the Support Agreement. As a result of the foregoing, there can be no assurance that the transactions contemplated by the Support Agreement will be consummated.

The board of directors of the Issuer requested that the Reporting Persons consider proposing a potential alternative strategic transaction (“Alternative Strategic Transaction”) involving the Issuer and/or the Issuer’s capital structure, including, without limitation, a potential amendment, extension or restructuring of the Issuer’s outstanding 11.00% PIK Toggle Senior Secured Notes due October 2017 (the “Notes”) and other modifications to the Issuer’s capital structure in case KGI’s contemplated acquisition of the Issuer is not completed.  As a result, the Reporting Persons have proposed an Alternative Strategic Transaction (the “Alternative Recapitalization”) to the Issuer contemplated to be implemented under the arrangement provisions of the Canada Business Corporations Act (and submitted for court and securityholder approvals in order to be binding on all affected securityholders) pursuant to which, among other things, the Notes (including any accrued interest thereon) would be exchanged for (A) US$135 million in principal amount of interests in a new loan with a term of five years and an interest rate of: (1) during year one, 12% paid-in-kind, paid quarterly in arrears, (2) during year two, at the election of the Issuer, either 12% cash pay, 6% cash pay plus 6% paid-in-kind or, if approved by 75% of the new loan lenders, 12% paid-in-kind, in each case, paid quarterly in arrears, and (3) thereafter, at the election of the borrower, either 12% cash pay, or 6% cash pay plus 6% paid-in-kind, in each case, paid quarterly in arrears, and (B) newly-issued common shares of the Issuer representing 95% of the aggregate amount of all of such shares of the Issuer outstanding after giving pro forma effect to the transactions contemplated in the Alternative Recapitalization (other than a share purchase consummated in connection with any Take-Private (as defined below)).  In addition, the Reporting Persons proposed that, subject to applicable regulatory constraints, certain shareholders other than Cyrus, Mudrick and Oaktree be asked to vote whether to approve a transaction (the “Take-Private”) pursuant to which such shareholders would exchange such common shares for immediately available cash consideration, conditioned upon the satisfaction of conditions customary for a going-private transaction of this nature, including, without limitation, a reduction in the number of security holders of the Issuer sufficient to permit the Issuer to be a non-reporting, private company under the applicable law of Canada and the United States.

Neither the implementation of the transactions contemplated by the Support Agreement nor the Alternative Recapitalization would affect any of the Issuer’s contractual relationships with its trade vendors.

The Reporting Persons intend to engage in discussions with the Issuer’s board of directors, the Issuer’s management, other shareholders of the Issuer, other debt holders of the Issuer, advisors and other persons regarding the Alternative Recapitalization.  If the Alternative Recapitalization is accepted by the board of directors of the Issuer, it is expected that the consummation of such Alternative Recapitalization would be subject to a number of material conditions.  In the event that the board of directors of the Issuer determines to accept the Alternative Recapitalization, there can be no assurance that the Alternative Recapitalization will be consummated on the terms described herein or at all.  If the Alternative Recapitalization is consummated, (i) it would have a materially different effect on the capital structure and the shareholders of the Issuer than would result from the consummation of the transactions contemplated by the Support Agreement and (ii) it would have one or more of the effects specified in clauses (a) through (j) of Item 4.

Item 6. Purpose of Transaction

Item 6 is hereby amended to add the following:

The Reporting Persons’ response to Item 4 is incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MUDRICK CAPITAL MANAGEMENT, L.P.

October 26, 2016
(Date)

/s/ Trevor Wiessmann
(Signature)

Trevor Wiessmann, General Counsel & Chief Compliance Officer
(Name/Title)

JASON MUDRICK

October 26, 2016
(Date)

/s/ JASON MUDRICK
(Signature)